May 22, 2025

Via EDGAR

Division of Corporate Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C., 20549

Re:	Globavend Holdings Limited

Draft Registration on Form F-1

Response to the Staff’s Comments Dated May 6, 2025

CIK No.0001978527

Dear Ms. Barberena-Meissner and Mr. Morris:

We, Globavend Holdings Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands, submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated as of May 6, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 15, 2025. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated May 6, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-1 submitted April 15, 2025

Risk Factors

We have received a deficiency letter from Nasdaq relating to our non-compliance with Nasdaq’s continued listing requirements, page 15

1.	Please revise your risk factor disclosure here and elsewhere as appropriate to disclose that this offering could cause the price of your Ordinary Shares to fall below the minimum bid price, which could result in your Ordinary Shares being delisted from Nasdaq.

In response to the Staff’s comment, the Company has included the referenced disclosure on pages 14 of the Registration Statement.

If you have any questions or further comments regarding the Registration Statement, please contact me via email at project@globavend.com.

Very truly yours,

/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Director and CEO

c.c.:	Aaron M. Schleicher, Esq.